Mail Stop 6010
Via Facsimile and U.S. Mail

October 17, 2007

Mr. Andrew J. Heath
Chief Executive Officer
Protherics PLC
The Heath Business & Technical Park
Runcorn, Cheshire, WA7 4QX England

> **Re: Protherics PLC**
> **Form 20-F for fiscal year ended March 31, 2007**
> **File No. 000-51463**

Dear Mr. Heath:

We have reviewed your September 27, 2007 response to our August 29, 2007 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for fiscal year ended March 31, 2007

Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Accounting Policies

Revenue Recognition, F-7

1.   We are considering your response to prior comment four.   You state in your response that "there is no guarantee as to the units Altana will sell or the revenue each product will achieve". Please explain to us how your accounting related to the contingent revenue element, future products returns and the product replacement rights complies with IFRS. In particular, explain your basis for recognizing DigiFab revenues under IFRS when you are unable to reasonably estimate product returns. Also, explain to us why under IFRS the Company views the initial transaction with respect to DigiFab sales as a multi-element arrangement. Please cite the specific authoritative accounting literature under IFRS that addresses multi-element arrangements and supports your accounting treatment.

3. Critical Accounting Judgment, page F-12

2.   Please refer to prior comment five. Your proposed new disclosure excludes much of the information provided supplementally in your response, which we believe would be beneficial to investors. Please provide it to us in a disclosure-type format, particularly the specific factors considered by the Process Manufacturing and Supply Committee in approving the £10 million milestone payment, the specific factors considered in recognizing the £10 million milestone payment and the specific factors considered in recognizing the £16.3 million payment received from AstraZeneca.

3.   We acknowledge your response to prior comment five. However, we continue to have difficulty in understanding how your revenue recognition accounting policies comply with authoritative guidance. Please provide us with a description of all your contractual rights and obligations including the performance period, all deliverables and cash flows as stipulated within the AstraZeneca agreement. Explain how you complied with IFRS and U.S. GAAP technical literature in your accounting for the AstraZeneca licensing arrangement, which you describe in your response as "a revenue arrangement with multiple deliverables under both US GAAP (EITF 00-21) and IFRS." Address IFRS and U.S. GAAP separately and tell us why you apparently concluded that there are no differences between these accounting bases for the AstraZeneca arrangement. With respect to your U.S. GAAP analysis, please also address the following:

   - Identify each unit of accounting pursuant to EITF 00-21, the revenue recognition method you employ for each unit, and the basis for using each revenue recognition method.

   - If you have bundled several deliverables into one single unit of accounting describe how management determined the revenue recognition model to be used for this single unit of accounting.

   - It appears that you have an obligation to participate in several committees defined within the Agreement without a specifically associated cash flow stream. Describe how you have incorporated what appears to be an obligation of the company into your EITF 00-21 analysis.

   In addition, explain under both accounting bases the nature and duration of the "period of the earnings process" that you expect will underlie the "£161 million on the achievement of further milestones." We understand that payments of "up to £161 million on the achievement of further milestones" will initially be deferred as compared to the £10 million payment received from AstraZeneca, which was immediately recognized.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant